Offering Statement for Infinovate LLC

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Infinovate LLC

   3753 Howard Hughes Drive
   Suite 215
   Las Vegas, NV 89169

Eligibility

2. **The following are true for Infinovate LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Candice Rauter

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Ms. Rauter is the Managing Partner of The Renaissance Companies a position she has had since 2015. She has served on the Board of Innovate since its inception. Ms. Rauter attended Rhodes University

in South Africa. Managing Partner at The Renaissance Companies, Inc. - 2015 -Present; Board Member at Infinovate LLC - 05/24/2016 - Present

Name
Blair Buick

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Blair Buick, CFA, Senior Vice President, Infinovate, LLC and The Renaissance Companies, Inc. Blair serves as the project manager and subject matter expert for the firm's financial industry-related projects. Prior to joining Renaissance in 2013, she served as Vice President, Director of Product Marketing at Altegris Investments where she played an instrumental role in developing alternative investment educational materials and launching the firm's first mutual funds. Blair holds a Bachelor of Science in Management with a concentration in Finance from Boston University and is a CFA charter holder. She is a member of the CFA Institute and 100 Women in Hedge Funds and previously held FINRA Series 7, 24, 66, and 87. The Renaissance Companies, Inc. - 2013/Present Senior Vice President; Infinovate, LLC - 05/24/2016 / Present Senior Vice President

Name
Jason Ozur

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jason Ozur is President of a $4 billion registered investment advisor in Los Angeles, California and co-founder of the Infinovate platform. He is co-Chairman of Lido's investment committee and is responsible for the management of Lido Advisors' Hedged Hybrid strategy. He is an integral part of the Firm's due diligence on real estate orientated strategies utilized in its client's portfolios. Ozur's talent for scrutinizing investments such as real estate, hedge funds and other alternative investment strategies in today's volatile market, has made him an integral part of the Lido team and a valuable resource for his clients. Ozur takes on a mentorship role by helping the firm facilitate a company culture that's immersed in progression, excellence, and integrity. Not only does Jason give a majority of time and consideration to his clients, but he also continues to lead Lido's team of over 50 employees. Jason Ozur started his career as a CPA with Rothstein Kass (now KPMG) performing audits, preparing tax returns, and providing back-office services for numerous hedge funds. In 1999, Jason joined the management team for a large family investment office. While working for the family, Jason was on the investment team that managed the family's substantial investments, served as Vice President of the family's investment advisory business, and Chief Financial Officer of its world-wide water conservation company that did business in over 22 countries. Prior to joining Lido, Jason provided financial oversight as controller of a multi-billion-dollar Los Angeles based hedge fund. Jason has a Bachelor of Science from California State University at Northridge (1995), is a Certified Public Accountant (inactive) and holds a series 65 security license. Co-Founder and Principal Executive Officer, Infinovate LLC, 05/24/2016 - Present; Senior Managing Director & Portfolio Manager, Lido Advisors, LLC, 2009-Present

Name
Floyd Kephart

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Floyd W. Kephart is Chairman of the Board of The Renaissance Companies (1987) a private financial, real estate, gaming, and marketing advisory firm, with offices in Las Vegas, NV, and Rancho Santa Fe, CA. Renaissance has affiliate offices in London and Dubai (www.solutionfinancing.com) and (www.renaissancecompanies.com Kephart is the Co-Founder of Genius Junkie, a multi-dimensional technology and marketing Company (www.geniusjunkie.com) and Infinovate, LLC, an investment analytic platform. Kephart served as Chairman and Chief Executive Officer of Artists & Entertainment International, Inc. from 1987 through 1997. He continues to serve as Chairman Emeritus. Kephart served as Chairman of the Board of Directors of SolutionsAmerica, Inc., a healthcare consulting firm, from January 1997 to May 1999. Kephart was Chairman of the Board of

Leisure Industries from January 2002 to May 2003. In 2009, Kephart was the Co-Founder of Metis Financial Network (www.metisfn.com). Metis created MREN (www.mren.com) the first global commercial real estate collaboration network platform. Kephart served as Chairman of Metis from 2009-2015. Kephart has also served as Former Chairman and Chief Executive Officer of Capital Development Corporation, a merchant banking firm, from 1974-1979; Former Chairman of Insight Marketing Corporation; former Chairman and Chief Executive Officer of an AMEX Real Estate Development Company as well as Southern States Corporation. Kephart has worked on major corporate, financial structuring or marketing projects with over 50 major clients including: Columbia/HCA, Sony, Sega, Chrysler, Volkswagen, General Motors (Buick, Cadillac, GM Credit Card) NBC, ABC, Radio City Music Hall, NFL (Super Bowl), Branson, Mo., Vail Corporation, Producers Entertainment, and Harmony Holdings. Kephart was the founder of Sports New Network, the first online, real-time database for sports. In 2011, Kephart developed the Del Mar Thoroughbred Club's mobile app (DMTC). The app was the first thoroughbred racing app to integrate information, track marketing, and on-track wagering (by smartphones and tablets) that was approved by the iTunes and Android stores. Served as a political analyst and commentator for NBC on all federal elections from 1968----1984. Produced more than 1,500 –hours of award-winning live television programing and is a published songwriter. Served as publisher of a national magazine and developed a series of political newsletters. Served on the S.E.C.'s Advisory Commission on Small Capital Formation. Kephart held several Tennessee state government positions, including Budget Director Department of Transportation, and was the creator and first Director of Tennessee's Fiscal Review Committee (Tennessee's Legislative Financial Service). Kephart worked at the White House as a research assistant during the administration of John F. Kennedy and has provided services to four other U.S. Presidential administrations. Personal: Cordell Hull Foundation (Trustee) University Club, Washington, D.C. Association of Former Intelligence Officers Rancho Santa Fe Club Del Mar Thoroughbred Club 3-Year Work History: Chairman, The Renaissance Companies, 1987- Present; Co-Founder and Principal Financial Officer, Infinovate, LLC, 05/24/2016 - Present; Co-Founder, Genius Junkie, 2017 - Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

GJAK, LLC

Securities:	450,000
Class:	Class A-1 Common Units
Voting Power:	45.0%

Genius Junkie, LLC

Securities:	250,000

Class:	Class A-2 Common Units
Voting Power:	25.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Infinovate is an online investment fund analytics platform that uniquely meets the needs of advisors and their analysts seeking to build their own investment models and analyze their performance. Infinovate uses daily prices, obtained from independent third-party providers, to calculate complex mathematical analysis on thousands of funds and presents them in a consolidated, user-friendly manner. Users may search the universe of traded funds based on user-defined filter criteria of available statistics and may save personal notes for each fund on its detailed factsheet. Fund and model analytics include industry-standard statistics, calculated over various time periods, including, but not limited to: trailing returns, standard deviation, alpha, beta, Sortino ratio, tracking error, information ratio, Treynor ratio, up capture, down capture, value at risk, and correlation. In addition, the platform provides a daily expected return calculation for each of the approximate 27,000 funds utilizing proprietary methodologies developed and tested by our partner financial advisor firm. Users can compare the actual results of the respective funds to the expected return, helping advisors identify the style drift and positive and negative trends of a manager. Once funds of interest have been identified, users may create custom models by blending funds according to user-defined allocations to analyze their composite portfolio performance. These composites calculate the current and trailing performance of the hypothetical model, as well as associated performance statistics. Models may be kept private within an organization or shared with others based on user-granted permissions.

Infinovate LLC currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Infinovate LLC speculative or risky:**

    1. An investment in our Company involves a high degree of risk and our Securities should not be purchased by persons who cannot afford the loss of their entire investment. Prospective investors should consider carefully the following factors in evaluating us and our business. Additional risks, including those not currently known to us or that we currently deem immaterial, may also impair our business operations.
    2. General Risk Factors: The Company is a new venture and, accordingly, its limited operating

history makes it difficult for you to evaluate the business and for the Company to predict or forecast future revenues, expenses and prospects. Prior to making an investment, you should consider the risks and difficulties the Company will face as an early-stage entity with a software platform in the securities and investment space. Some of these specific risks and difficulties include: • The Company may not have the technical, financial or human resources necessary to develop suitable financing programs that meet the needs of the market; • The Company may run out of funding and may be unable to raise capital when needed, which would force it to delay, reduce or eliminate commercialization efforts, and may force it out of business altogether; • The Company may be unable to effectively manage expanding operations; and • The Company may be unable to attract, retain, and motivate qualified personnel. The Company may need additional capital in the near future.

3. The Company is highly dependent on current management. The loss of the services of any of these individuals may significantly delay or prevent the achievement of Company development and other business objectives and could harm the Company business. The Company employs these individuals on an at-will basis and their employment can be terminated by them at any time, for any reason and with or without notice. The Company's future success will also depend on management's continued ability to identify, recruit, train, retain and motivate additional qualified personnel, especially as they continue to expand the business. There is intense competition for this personnel. The Company may be unable to attract and retain personnel with the advanced qualifications necessary for the further development of our business. Furthermore, the Company may not be successful in retaining key personnel or their services.

4. We anticipate that a significant expansion of operations will be required in order to exploit potential market opportunities and generate sufficient revenues to achieve profitability. This rapid growth is expected to place a significant strain on management, operational, technical and financial resources. In order to manage the expected growth of operations, the Company will be required to implement operational and financial systems, procedures and controls on a timely basis. In addition, continued growth increases the challenges involved in a number of areas, including: • Recruiting and retaining sufficient numbers of skilled personnel; • Developing and maintaining relationships with potential customers; • Providing adequate training and supervision to maintain our high-quality standards; and • Identifying and exploiting existing and potential market opportunities. The inability to successfully meet these challenges and manage growth effectively would harm our business.

5. The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products and services. Management believes that the niche products and services that we market, the current status of assets and the uniqueness of our business will insulate us from excessive reduced demand. Nevertheless, we have no control over general economic conditions, which may ultimately have a harmful effect on the Company.

6. Risks Associated with the Class Reg CF Common Units: No public market exists for our membership interests and the Class Reg CF Common Units are or will be subject to restrictions on resale and we are under no obligation to register any of these membership interests. The Class Reg CF Common Units have not been registered under the Securities Act or the securities laws of any state, and we are under no obligation to register any of the Class Reg CF Common Units. The Class Reg CF Common Units may not be sold or otherwise transferred unless registered under applicable federal or state securities laws, or unless we are furnished with an opinion of counsel acceptable to us that an exemption from registration is available. Moreover, there is no public market for our capital stock, and there can be no assurance that such a market will exist in the future. Consequently, you must be willing and able to bear the economic risk of this investment for an indefinite period of time and without anticipation of public resale of these membership interests. The offering price of the Class Reg CF Common Units is not an indication of the current or future value of our capital stock. We have determined the offering price for the Class Reg CF Common Units based on a number of factors, including without limitation our proposed plan of operation, prospects, our business and the industry in which we compete, our present operations, our prospect of earnings and the general condition of securities markets at the time of the offering. The price bears no relationship to our operations, assets, net tangible book value or any other recognized criteria or value, will not necessarily indicate the current value of the Class Reg CF Common Units and should not be regarded as an indication of any

future market price of our capital stock.

7. Lack of operating history. The Company has a limited operating history, and significant deviations from the assumptions and predictions made herein may occur which may impact its future operating cash flow requirements, as well as the ability for the Company to achieve its goals.

8. Lack of financial statements. The Company has no audited financial statements upon which to make a decision. As such any investment in the Class Reg CF Common Units should be made while considering that all numbers indicated in our business plan, financial projections and elsewhere throughout the offering documents are only estimates based on what our management believes are reasonable assumptions of market conditions, and do not represent any past performance of ours or guarantees of future performance.

9. The Company's continued development and future marketing efforts may require significant funding commitments. The Company may seek such additional financing in the near future. Such additional financing may be obtained in the form of debt or by selling equity in the Company. If funding is raised by selling equity in the Company, the current equity holders, including the investors in this financing, maybe diluted by such issuances. The provisions of such additional financing may require repayment, interest, fees or other payments which may significantly reduce revenues and/or profits generated by the Company.

10. Operating results are likely to fluctuate significantly from quarter to quarter and year to year. As a result of the limited operating history of the Company and the rapidly changing nature of the markets in which it competes, the quarterly and annual revenues and operating results, if any, are likely to fluctuate from period-to-period. These fluctuations may be caused by a number of factors, many of which are beyond management's control. These factors include the following, as well as others discussed elsewhere in this section: • The ability to attract and retain new customers and satisfy our customers' demands; • The ability to establish and maintain strategic relationships; • The ability to attract, train and retain key personnel; • The emergence and success of new and existing competition; • Varying operating costs and capital expenditures related to the expansion of our business operations and infrastructure, including the hiring of new employees; and • Changes in the mix of products and services that we offer to our customers. In addition, because the market for our products is rapidly changing, it is difficult to predict future financial results. For these reasons, you should not rely on period-to-period comparisons of our financial results, if any, as indications of future results. Future operating results, if any, could fall below the expectations of public market analysts or investors and significantly reduce the value of the Company.

11. Risks Related to Business, Industry, and Operation: The investment fund industry carries several inherent risks. Risks generally incident to the investment fund and securities industries may impact the viability of our platform, including, but not limited to uncertainty of investor cash flows; adverse changes in local employment conditions, interest rates, and real estate tax rates; changes in fiscal policies; fluctuating market value for securities and investment vehicles, uninsured losses and other risks that are beyond the control of the Company. Such conditions may contribute to reduced demand for business-related to investment funds generally, be it due to competition, other economic factors or changes in the capital markets such as interest rates or the availability of capital.

12. The Company may attempt to raise additional funds for its operations through public or private equity or debt financing, strategic partnerships and/or from other sources. The Company cannot assure you that it will be able to raise such additional funds on acceptable terms or at all. Without access to such financing, on acceptable terms, the Company may have to cease or curtail operations and product development that may materially alter its current business strategy. Any future financing may be highly dilutive to investors in this financing or may otherwise affect your investment. For example, new investors could have rights superior to existing members or the purchasers of Class Reg CF Common Units. If adequate funds are not available, the Company may be required to delay, reduce the scope of, relinquish rights with respect to, or eliminate the development and marketing of some or all of its products or services. The lack of adequate funds could cause the loss of your entire investment.

13. Our business could be affected by rapid regulation, technology, and market changes. The introduction of products and services embodying new technologies, the emergence of new industry standards and changing user needs and preferences could render our business services and existing products obsolete and unmarketable. Our future success will depend in part on our

ability to respond effectively to rapidly changing technologies, industry standards or regulations and customer requirements by adapting and improving the performance features and reliability of our products and services. Our products and services may contain design flaws or other defects that limit its marketability, or we could experience technical difficulties that could delay or prevent the successful development, introduction or marketing of our products and services. We could incur substantial costs to modify our business or our infrastructure to adapt to rapid change in our industry.

14. We face intense competition in our industry and we may not be able to successfully compete in our industry. Competition in our industry is intense, which can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. If our competitors offer significant discounts on certain products, we may need to lower our prices or offer other favorable terms in order to compete successfully. Any such changes would likely reduce margins and could materially adversely impact our operating results. Any broad-based changes to our prices and pricing policies could cause new product subscription and service revenues to decline or be delayed as the sales force implements and our customers adjust to the new pricing policies. Some of our competitors may bundle certain products and services at low prices for promotional purposes or as a long-term pricing strategy. These practices could significantly reduce demand for our products or services or constrain prices we can charge. We will compete against both entrenched, well-known competitors and niche market specialists. The online investment analytics field is composed of several entrenched, major market participants, as well as niche players. Several of our competitors have provided financial data or services for decades and boast a long history of strong customer bases. We may not be able to successfully compete against this diverse set of competitors.

15. Various aspects relating to the tax consequences surrounding the purchase, ownership, and disposition of the Class Reg CF Common Units, including those for Non-U.S. persons, are subject to a significant amount of uncertainty. AS A RESULT, PROSPECTIVE INVESTORS WHO PURCHASE SUCH MEMBERSHIP INTERESTS, INCLUDING NON-U.S. PERSONS, SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES THAT MAY OCCUR WITH RESPECT TO SUCH INVESTORS IN LIGHT OF THEIR OWN PARTICULAR FACTS AND CIRCUMSTANCES. PARTICIPATION IN THE COMPANY SHOULD BE CONSIDERED BY A PROSPECTIVE INVESTOR ONLY AFTER OBTAINING ADEQUATE TAX ADVICE. The investors in the financing will have limited ability to impact the decisions of the Company.

16. After an investor submits a subscription agreement, he, she or it generally will not be allowed to withdraw his, her or its subscription for any reason unless (i) a material change in the financing requires us to make a rescission offer to investors, (ii) we terminate the financing without accepting the investor's subscription and receiving his or her payment for the Class Reg CF Common Units, or (iii) we fail to accept the investor's subscription by countersigning that investor's subscription agreement and returning a copy of the same to that investor. An investor's subscription agreement will be his, her or its binding obligation to purchase the indicated amount of Class Reg CF Common Units if we complete the financing. Thereafter, because there are significant restrictions on the transfer of Class Reg CF Common Units, and an investor will have no other right to withdraw his, her or its investment, the investment will become difficult to liquidate. There are uncertain tax consequences relating to the purchase, ownership and any disposition of the Class Reg CF Common Units. Investors will generally not be able to withdraw their subscriptions once we accept them.

17. The Company could receive gross proceeds of up to $2,000,000 from the sale of the Class Reg CF Common Units through the Financing. In general, the Company's management will have the discretion to allocate the net proceeds to uses that investors and members may not deem advisable. If management spends the funds in ways that prove not to increase the Company's profitability, it may not have sufficient working capital to become profitable or may otherwise be materially and adversely affected.

18. Company principals and managers may be subject to conflicts of interest. Certain of the principals and managers of the Company may provide services for other entities with objectives similar to the Company. If a business opportunity is deemed suitable for both the Company and one or more of such additional entities, such managers or principals of the Company will attempt to determine the entity for which such opportunity is most appropriate. However, the

principals and managers are not required to allow the Company to participate in any such opportunities. Further, certain of the Company's officers and managers, directly or indirectly, own a significant percentage of the outstanding capital stock of the Company and, accordingly, have the ability to control the Company and direct its affairs and business both as managers and as members.

19. We anticipate a continuing need to develop additional products and services. Although management feels it has an advantage in its concept design and development, no assurance can be given that the products and services can continue to be developed through the implementation or that the products and services will achieve commercially viable sales levels. In addition, some markets we intend to target, including real estate, limited partnership, and hedge funds, necessitate the development and use of certain tools due to their non-uniform pricing structures. Our products and services may not fully satisfy the needs of all of our target customers.

20. Some of our competitors have proprietary tools that are difficult to quantify or assess. In addition major market participants like Morningstar, Bloomberg, and Thomson Reuters, we face competition from wirehouses, broker-dealers and clearing firms. These entities have built and maintained their own proprietary tools. In particular, Merrill Lynch, LPL and Fidelity have all invested in analytic tools and data feeds for their brokers and advisors. These tools may have advantages over our platform that are difficult to quantify or develop a strategy against, which may hurt our overall ability to compete. We lack new product and service development, and some of our target customers have specific needs that may be difficult to meet.

21. We believe that upon closing of the Financing, we will be entering a period of significant growth, although there can be no assurance that we will experience such growth. This growth, if effectuated, will expose the Company to increased competition, greater overhead, marketing, and support costs and other costs associated with entry into new markets and solicitation of new customers. To manage growth effectively, we will need to continue to improve and expand our operational, financial and management information systems and to expand, train, motivate and manage our employees and distributors. Should we be unable to manage growth effectively, the results of our operations could be adversely affected.

22. Any acquisitions we undertake could limit our ability to manage and maintain our business. We may acquire other companies and acquire and/or license additional technologies. Acquisitions may become critical to our business operations and growth strategy, but also involve the risks that the assets acquired may prove to be less valuable than we expected and/or that we may assume unknown or unexpected liabilities, costs, and problems. Additionally, any technology we license or acquire will likely require additional development efforts prior to offering for commercial sale. While we expect to carefully analyze all potential transactions before committing to them, we cannot assure that any transaction that is completed will result in long-term benefits to us or our shareholders. Moreover, integrating any newly acquired technologies could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed. Proposing, negotiating and implementing any acquisition or license can be a lengthy, costly and complex process. Other companies, including those with substantially greater financial, marketing and sales resources than we have, may compete with us for the acquisition or license of any such technologies and we may not be able to acquire the rights to alternative technologies on terms that we find acceptable, or at all. Our failure to acquire or license any such technologies could have a material adverse effect on our business, prospects and financial condition.

23. The success of our business depends on continuing widespread use of the internet by investment fund analysts, advisors and financial institutions for many reasons. Because our business is based on providing services to the investment fund industry over the Internet, the Internet must continue to be used for additional services and business functions, in a timely manner, and as a means of research, marketing, management, and communications. Because research, marketing, management systems, and communications over the Internet continue to evolve, it is difficult to predict the size of this market and its sustainable growth rate. In addition, we believe that the use of the Internet for conducting business transactions could be hindered for a number of reasons, including: • Security concerns including the potential for fraud or theft of stored data and information communicated over the Internet; • Current or future government regulations related to the financial services and investment fund industries; • Lack of availability of cost-effective, high-speed service; • Limited numbers of local access points for corporate

users; • Delay in the development of enabling technologies or adoption of new standards; • Inability to integrate business applications with the Internet; • The need to operate with multiple and frequently incompatible products; • A lack of tools to simplify access to and use of the Internet; and • In the event that our platform is seen as too cumbersome or ineffective. An Internet platform is very dynamic. After completing the initial versions of our site, databases and transaction platform and introducing our product in the marketplace, the research and development of our web-based technology are ongoing. Efforts will continually be made to improve efficiencies and expand our service offerings and security, however, no assurance can be made that any of these efforts will be successful.

24. The Company does not intend to engage in any business other than what is described in its business plan and in this memorandum. Our focus on one market place with limited product/service development will impair our ability to pursue other products or service offerings. Therefore, the Company will be subject to the risks associated with a lack of diversification.

25. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

26. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

27. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the

Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

28. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

29. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

30. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

31. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

32. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise

severely impair the value of the investor's Company securities.

33. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

34. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

35. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Infinovate LLC ("Company") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $2,000,000 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the combined offering target of $10,000, any investments made under either offering will be cancelled and the investment funds will be returned to the investor.

The Company may raise up to $1,070,000 from non-accredited investors under Regulation CF.

Accredited investors who have proved their accreditation status to Portal, will automatically invest under the Regulation D - Rule 506(c) offering type. All other investors will invest under the Regulation CF offering type. An accredited investor who proves their accreditation status with the Portal prior to 48 hours of the offering closing, can authorize their investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

8. **What is the purpose of this offering?**

From the proceeds, we plan to use up to $350,000 to compensate managers, $500,000 to develop an expansion of the Company's initial mutual fund platform; $300,000 shall be used to commence initial marketing efforts; $250,000 for additional hiring needs, and $252,000 for additional administrative expenses, including the legal expenses related to corporate formation and transaction expenses; and up to $250,000 shall be used to reimburse Renaissance for research and technological development expenses incurred to date.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold Under Reg. CF	If Maximum Amount Sold Under Reg. D and Reg. CF
Intermediary Fees	$490	$52,430	$98,000
Compensation for managers	$3,500	$280,975	$350,000
Technology Development	$2,500	$257,765	$500,000
Debt Reduction	$2,500	$277,125	$250,000
Marketing	$1,010	$201,705	$300,000
Additional Hiring	$0	$0	$250,000
Administrative/Legal Cost	$0	$0	$252,000
Total Use of Proceeds	**$10,000**	**$1,070,000**	**$2,000,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Infinovate LLC must agree that a transfer agent, which keeps records of our outstanding Class Reg CF Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $10.00 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A-1 Common Units	450,000	450,000	Yes	
Class A-2 Common Units	350,000	350,000	Yes	
Class A-3 Common Units	400,000	200,000	Yes	
Class Reg CF Common Units	200,000	-1,491	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Reg CF securities that are offered to you are not subject to the transfer and assignment restrictions contained in Article 6 of our Limited Liability Company Agreement.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

   At Issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

   Decisions of the Company will generally be made by a majority of the Company's managers. Other than with respect to those Major Actions identified in the LLC Agreement which require the approval of the manager appointed by the investors, the investors will have little to no control over the decisions of the Company.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

   The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has a negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We have advanced from affiliates. We may need to negotiate with a related party for revised repayment terms or for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	THE RENAISSANCE COMPANIES, INC.
Amount Outstanding:	$1,254,000
Interest Rate:	3.0%
Maturity Date:	June 28, 2019

   Other Material Terms:

   > Lender has agreed to delay payment of monies owed and is seeking debt repayment of $250,000 if we raise $2,000,000.

25. **What other exempt offerings has Infinovate LLC conducted within the past three years?**

   None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Floyd Kephart	Managing Member	Owner of Lender	$1,254,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    It is a development company without sufficient capital. Affiliates have advanced cash of $756,000 to the Company from inception to December 31, 2018. The advances to not have to be immediately paid back. However, if we are successful in raising a total of $2,000,000 in our side-by-side offering, we plan to pay back $250,000 of the cash advances. We incurred software development costs of $464,952 in the year ended December 31, 2018, as compared to $109,793 in the year ended December 31, 2017. We incurred general and administrative costs of $165,116 in the year ended December 31, 2018, as compared to $61,137 in the year ended December 31, 2017. In the year ended December 31, 2019, our net loss amounted to approximately $560,000 and we did not record any revenue. Our largest member continued to fund the operations of the business and provided additional loans of approximately $500,000 in 2019. This member continues to fund the operations, and has contributed approximately $18,000 per month in the current year.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    Financial Statements: financialreports.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any**

capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    1. in connection with the purchase or sale of any security?
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Infinovate LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation:	certificateofformation.pdf
Operating Agreement:	operatingagreement.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.infinovate.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.